UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TITAN TRADING ANALYTICS INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

887902104
(CUSIP Number)

Michael Gossland
Suite 500 – 602 W. Hastings Street
Vancouver, British Columbia
Canada V6B 1P2
(604) 684-3410
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box . ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887902104	13D	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Michael Gossland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 817,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 817,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 817,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 887902104	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer"), whose principal executive offices are located at Suite 500 – 602 West Hastings Street, Vancouver, British Columbia V6B 1P2 Canada.

Item 2. Identity and Background.

(a)	Michael Gossland

(b)	5449 Kenwill Drive, Nanaimo, British Columbia V9T 5Z6 Canada

(c)	Chief Technology Officer and Secretary; Titan Trading Analytics Inc.; Software company; Suite 500 – 602 West Hastings Street, Vancouver, British Columbia V6B 1P2 Canada

(d)	Mr. Gossland has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Gossland has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Canada

Item 3. Source and Amount of Funds or Other Consideration.

In a private placement of units ("Units") of the Issuer that closed on March 16, 2004, with each Unit consisting of one common share and one warrant to purchase one common share, Mr. Gossland acquired 150,000 common shares and 150,000 warrants to purchase one common share. The aggregate amount paid by Mr. Gossland from his personal funds for the Units was Cdn$15,000.

In order to purchase the common shares underlying the warrants, Mr. Gossland must pay the exercise price for such securities. In order to purchase the common shares subject to the stock options, Mr. Gossland must pay the exercise price for such securities.

Item 4. Purpose of Transaction.

In a private placement of Units of the Issuer, Mr. Gossland acquired 150,000 common shares and 150,000 warrants to purchase one common share. Mr. Gossland purchased these securities for investment purposes.

Certain of the common shares beneficially owned by Mr. Gossland are subject to stock options that were granted to Mr. Gossland by the Issuer as a result of his position with the Issuer.

CUSIP No. 887902104	13D	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a)
Mr. Gossland is the beneficial owner of 817,000 common shares, or 7.0% of the Issuer's outstanding common shares as of April 28, 2004, which includes (i) 500,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share; (ii) 150,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per share until March 16, 2006; and (iii) 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland's children where Mr. Gossland has a power of attorney.

(b)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote of 817,000 common shares, which includes 500,000 common shares issuable pursuant to stock options under the Issuer's stock option plan, 150,000 common shares issuable upon the exercise of warrants and 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland's children where Mr. Gossland has a power of attorney.

(ii) Shared power to vote or to direct the vote of 0 common shares.

(iii)
Sole power to dispose or to direct the disposition of 817,000 common shares, which includes 500,000 common shares issuable pursuant to stock options under the Issuer's stock option plan, 150,000 common shares issuable upon the exercise of warrants and 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland's children where Mr. Gossland has a power of attorney.

(iv) Shared power to dispose or to direct the disposition of 0 common shares.

(c)	Except as described in Item 3 above, Mr. Gossland did not effect any transactions in the Issuer's common shares during the sixty (60) days preceding the date of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Gossland may acquire 500,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share. Mr. Gossland may acquire 150,000 common

CUSIP No. 887902104	13D	Page 5 of 6 Pages

shares of the Issuer underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per share until March 16, 2006.

Item 7. Material to be Filed as Exhibits.

1.	Warrant dated March 16, 2004 issued to Mr. Gossland

CUSIP No. 887902104	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 30, 2004

/s/ Michael Gossland
Michael Gossland